Exhibit 14.2

POLICY ON INSIDER TRADING

STEAMPUNK WIZARDS, INC.

Company “insiders” are subject to individual responsibilities and restrictions in addition to the responsibilities and obligations of the company itself. An “insider” of a company is a person who is a director, officer, employee, advisor or consultant in possession of nonpublic material information regarding a company, as well as a shareholder owning 5% or more of the company’s stock.  If you have been provided with a copy of the Policy on Insider Trading (“Policy”) of Steampunk Wizards, Inc.,  (“Company”), you are subject to the rules contained herein.  Accordingly, as Insiders of the Company, you are subject to restrictions imposed by federal securities laws with respect to purchases and sales of the Company’s shares.

THE BASICS

No person may trade in a company’s securities if the person has material information, which has not yet been publicly disclosed.

Person:	directors, officers, advisors, consultants and employees at all levels within the Company (and, in addition, persons outside the Company that receive tips from insiders).

Trade:	transactions involving the purchase or sale of company stock, exercise of company options and warrants, puts, calls and other company securities.

Material Info:	information that a reasonable investor would consider important, as part of the total mix of available information, in reaching his or her investment decision.

So long as you are an Insider, the rules contained herein apply to:

•	You,
•	Your family members who reside with you, and
•
Any family members who do not live in your household but whose transactions in Company securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in company securities)

West Wilshire Center – 11620 Wilshire Blvd – Suite 900 – West Los Angeles, CA 90025
Office: 310-582-5939
www.steampunkwizards.com

You are responsible for the transactions of these other persons, and therefore, you should make them aware of these procedures and their need to confer with you before they engage in any transaction subject to these procedures. As used in this Policy, "you" means anyone subject to the policies and procedures described herein.

The consequences of illegal insider trading are severe and can result in civil and criminal liability.  In addition, a person can be held responsible for the trading violations of others if inside information is passed on, resulting in insider trading by others. Penalties can include:

•	Civil penalties up to three times the profit gained or loss avoided (including, in certain circumstances, from persons who “control” the primary violator).
•	Private remedy against insider trading for benefit of persons who traded in the same securities contemporaneously.
•	Maximum of 10 years imprisonment.
•	Fines of up to $1 million for individuals, and up to $2.5 million for entities.

INSIDER TRADING EXPLAINED

No Trading or Acting on Inside Information

If you are aware of material nonpublic information relating to the Company, you may not, either directly or through family members or other persons or entities:

•	Buy or sell securities of the Company (other than as explained herein), or
•	Engage in any other action to take personal advantage of that information, or
•	Pass that information on to others outside the Company, including family and friends.

Also, if you learn of material nonpublic information about another company with which the Company does business, including a customer or supplier, you may not trade in the other company's securities until the information becomes public or is no longer material.

Transactions that may be necessary or justifiable for independent, personal reasons (such as the need to raise money for an emergency expenditure) are not exempted from these rules.  The securities laws do not recognize such mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company's reputation for adhering to the highest standards of conduct.

West Wilshire Center – 11620 Wilshire Blvd – Suite 900 – West Los Angeles, CA 90025
Office: 310-582-5939
www.steampunkwizards.com

When Information Becomes Public

Information is not deemed to become "public" until the information has been disclosed broadly to the marketplace (such as by Company press releases or an SEC filing) and the investing public has had time to absorb the information fully. To avoid the appearance of impropriety, information will not be considered fully absorbed by the marketplace until the third trading day after the day the information has been publicly disclosed.

Examples:

If the Information is Announced:	You May Begin Trading:
Monday	Thursday
Friday	Wednesday
Friday Before a Monday Holiday	Thursday

What Constitutes Material Information

Material information is any information that a reasonable investor would consider important in making a decision to buy, hold, or sell securities. Any information that might reasonably be expected to affect the Company's stock price, whether it is positive or negative, should be considered material. Some examples of information that would ordinarily be regarded as material are:

•	Projections of future earnings or losses, or other earnings guidance;
•	Earnings that are inconsistent with the consensus expectations of the investment community;
•	A pending or proposed merger, acquisition or tender offer;
•	A pending or proposed acquisition or disposition of a significant asset;
•	A change in dividend policy, the declaration of a stock split, or an offering of additional securities;
•	A change in management;
•	Development of a significant new product or process;
•	Impending bankruptcy or the existence of severe liquidity problems;
•	The gain or loss of a significant customer or supplier.

Anyone scrutinizing your transactions will be doing so after the fact, with the benefit of hindsight. As a practical matter, before engaging in any transaction, you should carefully consider how enforcement authorities and others might view the transaction in hindsight.

West Wilshire Center – 11620 Wilshire Blvd – Suite 900 – West Los Angeles, CA 90025
Office: 310-582-5939
www.steampunkwizards.com

Whether information is “material” may be difficult to determine.  For this reason, you are urged to contact company counsel if you have any questions as to whether any particular information is or is not material.

No Individual Disclosure of Information

You may not disclose information about the Company to anyone outside the Company, including family members and friends, and you may not discuss the Company or its business in an internet "chat room" or similar internet-based forum.

Other Prohibited Transactions

The Company considers it improper and inappropriate for any director, officer or other employee of the Company to engage in speculative transactions in the Company's securities or other transactions which might give the appearance of impropriety. A broker or a person whom you deem to be investment savvy, may suggest one of the following, more sophisticated types of transactions; however, they are prohibited.  If you are unsure about the type of transaction that has been suggested to you, please contact company counsel.  These types of transactions include:

•	Derivative Securities. This involves transactions with warrants. You may not engage in transactions in puts, calls or other derivative securities based on the Company's securities.
•
Hedging Transactions. The best way to understand hedging is to think of it as insurance. When people decide to hedge, they are insuring themselves against a negative event. This doesn't prevent a negative event from happening, but if it does happen and you're properly hedged, the impact of the event is reduced. So, hedging occurs almost everywhere, and we see it everyday. For example, if you buy house insurance, you are hedging yourself against fires, break-ins or other unforeseen disasters. Ask your broker or company counsel for details.

•
Margin Accounts and Pledges.  You may not purchase Company securities on margin, or borrow against any account in which Company securities are held, or pledge Company securities as collateral for a loan.

West Wilshire Center – 11620 Wilshire Blvd – Suite 900 – West Los Angeles, CA 90025
Office: 310-582-5939
www.steampunkwizards.com

Transactions Under Company Plans

Stock Option Exercises. These rules do not apply to your exercise of an employee stock option given to you under and in connection with the Company’s Stock Incentive Plan or similar plan from time to time in effect, unless it is a sale of stock that is part of a broker-assisted cashless exercise of an option or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

HOW TO TRADE

Pre-Clearance Requirement

While you are subject to these rules, you may not engage in any transaction involving the Company's securities (including a stock plan transaction such as an option exercise, gift, loan or pledge or hedge, contribution to a trust, or any other transfer) without first obtaining pre-clearance of the transaction from both the Chief Executive Officer and either (a) the General Counsel or (b) the Chief Financial Officer/Chief Compliance Officer. A request for pre-clearance should be submitted to one of these persons at least one week in advance of the proposed transaction. The Chief Executive Officer, General Counsel and Chief Financial Officer/Chief Compliance Officer are under no obligation to approve a trade submitted for pre-clearance and may determine not to permit the trade, and they will have no liability for any refusal to permit a trade or for any delay in making or communicating a decision.

Quarterly Blackout Periods

The Company's announcement of its quarterly financial results almost always has the potential to have a material effect on the market for the Company's securities. Therefore, in order to avoid even the appearance of trading while aware of material nonpublic information, you generally will not be pre-cleared to trade in the Company's securities during the following periods:

Quarterly Blackout Period Begins:	Seven (7) days prior to the end of the Company's fiscal quarter. (The Company’s fiscal quarters end on January 31, July 31, October 31, January 31 and April 30 of each year.)

Quarterly Blackout Period Ends:
At the close of trading on the Over the Counter Bulletin Board, or any exchange upon which the Company’s stock is listed for trading on the second full trading day following the Company's filing of its quarterly report with the Securities and Exchange Commission.

West Wilshire Center – 11620 Wilshire Blvd – Suite 900 – West Los Angeles, CA 90025
Office: 310-582-5939
www.steampunkwizards.com

Event-Specific Blackouts

From time to time, an event may occur that is material to the Company and is known by only a few individuals inside the Company. If you are one of those individuals, or if it would appear to an outsider that you were likely to have had access to information about such an event, then you will not be allowed to trade in the Company's securities so long as the event remains material and nonpublic.

Also, the Company may on occasion issue interim earnings guidance or other potentially material information by means of a press release, SEC filing on Form 8-K or other means designed to achieve widespread dissemination of the information. You should anticipate that trades are unlikely to be pre-cleared while the Company is in the process of assembling the information to be released and until the information has been released and fully absorbed by the market.  The existence of an event-specific blackout will not be announced. If you request pre-clearance of a transaction in the Company's securities during an event-specific blackout, you will be informed of the existence of a blackout period, but you may not be advised of the reason for the blackout.

If you are made aware of the existence of an event-specific blackout you should not disclose the existence of the blackout to any other person. Whether or not you are designated as being subject to an event-specific blackout you still have the obligation not to trade while aware of material nonpublic information.

The prohibitive rules described herein and imposed by the Company upon you as a term of your employment or retainer cease to apply to your transactions in Company securities upon the expiration of any "blackout period" in existence at the time of the termination of your service as a director, executive officer or employee.  Be aware that many of the federal rules may continue to apply to you after the termination of your service with the Company.

COMPANY ASSISTANCE

Compliance with this Policy by all employees is of the utmost importance both for the employee and for the Company. If you have any questions about Insider Trading or its application to any proposed transaction you may obtain additional guidance from the Company’s outside General Counsel (Hunter Taubman Fischer LLC, Telephone: 212-732-7184, Address: 1450 Broadway, 26th Floor, New York, NY 10018).  Due to the serious consequences of illegal insider trading, we urge you to err on the side of caution and contact our General Counsel with any and all questions regarding this topic. Ultimately, however, the responsibility for adhering to Insider Trading rules and avoiding unlawful transactions rests with you.

ADOPTED: This 1st day of October 2015

/s/ Anton Lin
Anton Lin
CEO
Steampunk Wizards, Inc.

West Wilshire Center – 11620 Wilshire Blvd – Suite 900 – West Los Angeles, CA 90025
Office: 310-582-5939
www.steampunkwizards.com